ZIONS BANCORPORATION

December 1, 2011

Ms. Angela Connell
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-12307

Dear Ms. Connell:

The following responds to your letter dated November 8, 2011 regarding your review of the above-referenced filings. We have keyed our responses to your comments, which are repeated below, (where applicable, bullets from the original comments have been replaced, in the same order, with small letters):

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Note 5. Loans and Allowance for Credit Losses, page 15

1.
We note your response to comment two of our letter dated July 19, 2011 and your allowance for credit losses rollforward on page 19. Also, we note your accounting policy disclosures for your FDIC indemnification asset and the allowance for loan losses loan acquired in FDIC-supported transactions on page 28. Please address the following:

•
Revise your allowance rollforward in future filings to combine the line items ‘Changes in allowance as a result of FDIC indemnification’ and ‘Net charge-offs recoverable from FDIC’. Also, in future filings revise to include additional disclosures explaining the fluctuations in the allowance for FDIC-supported loans during the period or reference where these disclosures are included in the document.

•
We note your disclosures on page 28 that refer to changes in the expected cash flows of the FDIC indemnification asset being recorded in other noninterest expense and provision for loan losses. Revise your purchased loans disclosures in future filings to clearly disclose when fluctuations in the FDIC indemnification asset are recorded in other noninterest expense compared to when provision for loan losses is charged or credited.

Purchased Loans, page 27

2.	We note your response to comment seven of our letter dated July 19, 2011. Please revise your disclosures in future filings to include information from your response.

Management Response (1. and 2.):

The ALLL rollforward for FDIC-supported loans has been revised consistent with the suggestions proposed by the SEC. We have combined the “Change in allowance covered by FDIC indemnification” and “Net charge-offs recoverable from FDIC” into one line item entitled “Adjustment netted in provision to increase (decrease) FDIC indemnification asset.” The $39.8 million in 2010, for example, is essentially the portion (with some adjustments) of the provision that is recoverable from the FDIC and included in the FDIC indemnification asset. A previous SEC Comment Letter response included this 2010 amount in a schedule.

Following the tabular presentation, we are including a proposed wording revision to the Purchased Loans section in our footnote disclosure. This revision addresses the other points raised in Comments No. 1 and No. 2 that related to (1) explaining fluctuations in the ALLL for FDIC-supported loans, (2) clarifying when the ALLL is adjusted versus recording the change in the FDIC indemnification asset through other noninterest expense, and (3) providing more explanation for the reclassifications from nonaccretable difference to accretable yield. The proposed revision was made to our most recent wording in the September 30, 2011 Form 10-Q. Indications have been inserted in the proposed revision to help identify where the previous points are being addressed.

The following presents portions of the disclosure we propose to make in our upcoming December 31, 2011 Form 10-K:

Note: This revised ALLL rollforward is intended to replace the applicable portions of the "FDIC-supported"
column in the ALLL rollforward presented, for example, on p. 19 of the September 30, 2011 Form 10-Q. For purposes of this Comment Letter response, additional periods (three months ended June 30, 2011 and year ended December 31, 2010) are added for comparative purposes only.

	Three Months Ended		Year Ended
(In thousands)	September 30,	June 30,	December 31,
	2011	2011	2010
Allowance for loan losses:
Balance at beginning of period	$27,462	$27,086	$-

Additions:
Provision for loan losses, net of amount					This provision amount is part of the
related to FDIC indemnification	941	3,082	15,929	←	total provision presented in the
Adjustment netted in provision to increase					"core" statement of income.
(decrease) FDIC indemnification asset	(1,520)	(162)	39,824
Gross required additions (deductions)					This is the adjusted "gross" provision
to allowance for loan losses	(579)	2,920	55,753	←	(credit) that will agree to subsequent
					narrative disclosure.
Deductions:
Gross loan and lease charge-offs	(2,966)	(4,349)	(20,365)
Recoveries	2,025	1,805	2,285		This is the net charge-off amount
Net loan and lease charge-offs	(941)	(2,544)	(18,080)	←	that will agree to subsequent
Balance at end of period	$25,942	$27,462	$37,673		narrative disclosure.

Note (to be indicated next to "FDIC-supported" in column heading): The Purchase Loans section following contains further discussion related to FDIC-supported loans.

Purchased Loans (proposed revision)

Background and Accounting
We purchase loans in the ordinary course of business and account for them and the related interest income in accordance with ASC 310-20, Nonrefundable Fees and Other Costs, or ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, as appropriate. Interest income is recognized based on contractual cash flows under ASC 310-20 and on expected cash flows under ASC 310-30.

During 2009, CB&T and NSB acquired failed banks from the FDIC as receiver and entered into loss sharing agreements with the FDIC for the acquired loans and foreclosed assets. The FDIC assumes 80% of credit losses up to a threshold specified for each acquisition and 95% above the threshold for a period of up to ten years. The loans acquired from the FDIC are presented separately in the Company’s balance sheet as “FDIC-supported loans.”

During the first quarter of 2011, certain FDIC-supported loans charged off at the time of acquisition were determined by the FDIC to be covered under the loss sharing agreement. The FDIC remitted $18.9 million to the Company, which was recognized in other noninterest income.

Upon acquisition, in accordance with applicable accounting guidance, the acquired loans were recorded at their fair value without a corresponding ALLL. The acquired foreclosed assets and subsequent real estate foreclosures were included with other real estate owned in the balance sheet and amounted to $33.2 million at September 30, 2011, $40.0 million at December 31, 2010, and $52.4 million at September 30, 2010.

Acquired loans which have evidence of credit deterioration, and for which it is probable that not all contractual payments will be collected, are accounted for as loans under ASC 310-30. Certain acquired loans (including loans with revolving privileges) without evidence of credit deterioration are accounted for under ASC 310-20 and are excluded from the following tables for outstanding balances and accretable yield. Acquired loans with similar characteristics such as risk exposure, type, size, etc., are grouped and accounted for in loan pools.

Outstanding Balances and Accretable Yield
The outstanding balances of all contractually required payments and the related carrying amounts for loans under ASC 310-30 are as follows:

(In thousands)	September 30,	December 31,	September 30,
	2011	2010	2010

Commercial	$343,659	$413,783	$444,130
Commercial real estate	588,069	746,206	852,693
Consumer	60,124	79,393	85,578
Outstanding balance	$991,852	$1,239,382	$1,382,401

Carrying amount	$714,322	$877,857	$980,937
ALLL	23,916	35,123	43,503
Carrying amount, net	$690,406	$842,734	$937,434

At the time of acquisition, we determine the loan’s contractually required payments in excess of all cash flows expected to be collected as an amount that should not be accreted (nonaccretable difference). With respect to the cash flows expected to be collected, the portion representing the excess of the loan’s expected cash flows over our initial investment (accretable yield) is accreted into interest income on a level yield basis over the remaining expected life of the loan or loan pool. The effects of estimated prepayments are considered in estimating the expected cash flows.

Certain acquired loans within the scope of ASC 310-30 are not accounted for as previously described because the estimation of cash flows to be collected involves a high degree of uncertainty. As allowed under ASC 310-30 in these circumstances, interest income is recognized on a cash basis similar to the cost recovery methodology used for nonaccrual loans. The net carrying amounts in the preceding table also include the amounts for these loans, which were approximately $48.9 million at September 30, 2011, $78.3 million at December 31, 2010, and $103.4 million at September 30, 2010.

Changes in the accretable yield for ASC 310-30 loans are as follows:

	Three Months Ended		Nine Months Ended
(In thousands)	September 30,		September 30,
	2011	2010	2011	2010

Balance at beginning of period	$242,199	$252,228	$277,005	$161,976
Accretion	(30,568)	(24,759)	(93,258)	(67,854)
Reclassification from nonaccretable difference	(16)	12,731	25,896	140,987
Disposals and other	877	2,682	2,849	7,773
Balance at end of period	$212,492	$242,882	$212,492	$242,882

Note:   Amounts have been adjusted based on refinements to the original estimates of the accretable yield. Because of the estimation process required, we expect that additional adjustments to these amounts may be necessary in future periods.

The primary driver of reclassifications to accretable yield from nonaccretable difference resulted from increases in estimated cash flows for the acquired loans and loan pools. The increased cash flows were due to the enhanced economic status of borrowers whose financial stresses were diminishing or were not as severe as originally evaluated. When these loans were originally acquired, the expected cash flows estimated from the valuations were based on a lower economic outlook and a lower performance expectation.

The majority of acquired loans relate to the Southern California market. At the time of acquisition of these loans, market prices for commercial real estate in this market were falling, many local banks that provided commercial real estate lending were failing, and the economic outlook was uncertain. Although the current economy and commercial real estate prices in this market have not returned to pre-crisis levels, the improvements in the economy have begun to manifest themselves in the borrowers’ ability to repay their loans.

Additionally, our credit officers and loan workout professionals assigned to these loans have been effective in resolving problem loans so that the maximum amounts possible, up to the full contractual amounts, are repaid. The efforts of these professionals and the aforementioned economic improvements have resulted in higher than initially expected cash flows for the acquired loans and the initial balances of the loans. These improvements resulted in the balance reclassification from nonaccretable difference to accretable yield. [The previous three paragraphs respond to (3) in the introduction.]

ALLL Determination
For acquired loans, the ALLL is only established for credit deterioration subsequent to the date of acquisition and represents our estimate of the inherent losses in excess of the book value of acquired loans. The ALLL for acquired loans is determined without giving consideration to the amounts recoverable from the FDIC through loss sharing agreements. These amounts recoverable are separately accounted for in the FDIC indemnification asset (“IA”) and are thus presented “gross” in the balance sheet. The FDIC IA is included in other assets in the balance sheet and is discussed subsequently. The ALLL is included in the overall ALLL in the balance sheet. The provision for loan losses is reported net of changes in the amounts recoverable under the loss sharing agreements.

During the three and nine months ended September 30, we adjusted the ALLL for acquired loans by recording an increase (decrease) on an adjusted gross basis to the provision for loan losses of $(0.6) million and $(0.3) million in 2011, and $27.9 million and $56.7 million in 2010, respectively. These amounts are net of the ALLL reversals due to increases in estimated cash flows which are discussed subsequently. [The previous sentence responds to (2) in the introduction.] As separately discussed and in accordance with the loss sharing agreements, portions of the increases to the provision are recoverable from the FDIC and comprise part of the FDIC IA. Charge-offs, net of recoveries and before FDIC indemnification, for the three and nine months ended September 30 were $0.9 million and $11.4 million in 2011, and $7.1 million and $10.2 million in 2010, respectively.

Changes in the provision for loan losses and related ALLL are driven in large part by the same factors discussed previously for the changes in reclassification from nonaccretable difference to accretable yield. [The previous paragraph responds to (1) in the introduction.]

Changes in Cash Flow Estimates
Over the life of the loan or loan pool, we continue to estimate cash flows expected to be collected. We evaluate at the balance sheet date whether the estimated present value of these loans using the effective interest rates has decreased below their carrying value, and if so, we record a provision for loan losses. The present value of any subsequent increase in these loans’ actual or expected cash flows is used first to reverse any existing ALLL. During the three and nine months ended September 30, 2011, total reversals to the ALLL, including the impact of increases in estimated cash flows, were $3.5 million and $12.6 million, respectively. No such reversals were made for these same periods in 2010.

For loans or loan pools with no remaining ALLL that have increases in cash flows expected to be collected, we increase the amount of accretable yield on a prospective basis over the remaining life of the loan and recognize this increase in interest income. Any related decrease to the FDIC IA is recorded through a charge to other noninterest expense. [The previous paragraph responds to (2) in the introduction.]

For the three and nine months ended September 30, the impact of increased cash flows for acquired loans with no remaining ALLL was approximately $20.6 million and $61.3 million in 2011, and $18.7 million and $27.8 million in 2010, respectively, of additional interest income, and $15.4 million and $43.5 million in 2011, and $15.0 million and $23.9 million in 2010, respectively, of additional noninterest expense.

FDIC Indemnification Asset
The amount of the FDIC IA was initially recorded at fair value using estimated cash flows based on credit adjustments for each loan or loan pool and the loss sharing reimbursement of 80% or 95%, as appropriate. The timing of the cash flows was adjusted to reflect our expectations to receive the FDIC reimbursements within the estimated loss period. Discount rates were based on U.S. Treasury rates or the AAA composite yield on investment grade bonds of similar maturity. As previously discussed, the amount is adjusted as actual loss experience is developed and estimated losses covered under the loss sharing agreements are updated. Estimated loan losses, if any, in excess of the amounts recoverable are reflected as period expenses through the provision for loan losses.

Changes in the FDIC IA are as follows:

	Three Months Ended			Nine Months Ended
(In thousands)	September 30,			September 30,
	2011		2010	2011	2010

Balance at beginning of period	$150,557		$243,824	$195,516	$293,308
Amounts filed with the FDIC and
collected or in process	1,551	1	(17,780)	(11,360)	(78,919)
Net change in asset balance due to
reestimation of projected cash flows 2	(16,809)		7,586	(48,857)	20,930
Other	-		-	-	(1,689)	3
Balance at end of period	$135,299		$233,630	$135,299	$233,630

1
The positive amount for the three months ended September 30, 2011 results from a change by the FDIC in the indemnification submission process. Submitted expenses must be paid, not just incurred, to qualify for reimbursement.

2	Negative amounts result from the accretion of loan balances based on increases in cash flow estimates on the underlying indemnified loans.
3	Amount did not qualify for FDIC reimbursement under the loss sharing agreement.

Any changes to the FDIC IA are recognized immediately in the quarterly period the change in estimated cash flows is determined. All claims submitted to the FDIC have been reimbursed in a timely manner.

Note 9. Fair Value, page 37

3.
We note your disclosure that fair values are determined under Level 2 of the fair value hierarchy using quoted prices for similar securities or independent pricing services that incorporate observable market data when possible and when quoted prices are not available. Please tell us whether you obtain an independent auditor’s report or other documentation from your third party pricing service provider regarding its controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

Management Response:

We use Interactive Data Corporation (“IDC”), a third party pricing service, to estimate the fair value of certain of our securities. Based on the information provided, we determine the level hierarchy according to ASC 820. Currently, we use IDC for certain Level 1 and Level 2 securities.

With respect to Level 2 securities, IDC provides documentation on an ongoing basis that includes, among other things, pricing information with respect to reference data, methodology, inputs summarized by asset class, pricing application, corroborative information, etc. The documentation provides details on how each of these inputs is obtained and used in the valuation process.

In addition, IDC provides a SSAE 16 report (previously SAS 70) from their independent auditors; however, the report relates only to municipal securities and to the effectiveness of operating controls. We use this report for our rated municipal securities. The report does not directly address the valuation of municipal securities.

As of September 30, 2011, the composition of Level 2 securities in our total available-for-sale (“AFS”) portfolio of $4.0 billion at fair value was approximately as follows:  $1.8 billion or 45.3% of the total AFS portfolio, primarily U.S. agencies; $107.3 million or 2.7% of the total, municipal securities; and $14.0 million or 0.4% of the total, other (primarily ABS CDOs, mutual funds and stock).

Nearly all of our Level 2 securities relate to U.S. Treasury, agencies, and municipal securities. The nature of these securities is not complex and their pricing is considered routine, and these are the securities that IDC prices. Certain market information, including specific corroborative market trading activity, is readily available to price these types of securities. The procedures described in this response to Comment No. 5 for Level 2 securities are based on the nature of the risks associated with these securities. These classes of securities have very limited uncertainty related to cash flows, the underlying collateral, interest rates, and credit risk.

Our investment accounting controller reviews the IDC documentation on at least an annual basis to determine that it is reasonable and appropriate for our security types, and that the proper methodology and inputs are being used. Our corporate controller’s office approves this review. The SSAE 16 report for 2011 will not be completed until the first or second quarter of 2012. The 2010 report was reviewed with no exceptions noted.

The procedures and controls in place to address completeness and accuracy are discussed in our response to Comment No. 5.

4.
Please describe to us any controls deficiencies identified related to the service provider’s valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

Management Response:

We have not noted any control deficiencies in IDC’s documentation or SSAE 16 reports. Accordingly, there has been no impact from IDC’s services on the effectiveness of our internal control over financial reporting (“ICFR”).

5.
Please explain to us whether any documentation from the third party service provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

Management Response:

For Level 2 securities, IDC’s information includes a disclaimer that the data is provided for informational purposes and that IDC does not provide legal, accounting or other professional advice.

To address this disclaimer and to comply with GAAP, our investment accounting office executes the following procedures and pricing controls on a monthly basis:

1.
Detail review by the chief investment officer of the IDC information according to each security type and relevant detailed information; our chief investment officer is actively involved in the purchase and sale decision-making process

2.	Review of methodology by the investment accounting controller, as previously discussed
3.	Validation of IDC’s pricing information to ensure that every security is priced
4.	Review of changes in valuations by accounting personnel prior to recording entries; thse reviews are based on established thresholds and specific criteria
5.
Referral to our trading operations to resolve any outlier information such as market conditions that could impact the accuracy of our valuations; we define outlier information based on our own trading activity for the securities involved and on our knowledge of other similar trading activity

These procedures are conducted by competent investment personnel many of whom have professional certifications and are qualified to perform the reviews with the proper level of skepticism.

We have not found any exceptions from our execution of these procedures and controls, which allows us to conclude successfully as to the completeness and accuracy of the information received from IDC. Accordingly, we consider the disclaimer to be adequately mitigated and that our ICFR is effective. See also our response to Comment No. 3 and the review procedures performed on IDC’s documentation.

In addition, to further strengthen the preceding procedures and controls for Level 2 securities, beginning in the fourth quarter of 2011, we commenced the following on a sample basis:

6.	Testing pricing feeds to ensure they are properly inputted from IDC into our investment accounting system
7.	Comparing pricing amounts with information provided by a seperate third party source
8.	Requesting and reviewing corroborative pricing information from IDC

For Level 3 securities, the composition as of September 30, 2011 in our total AFS portfolio at fair value was approximately as follows:  $18.2 million or 0.5% of the total AFS portfolio, municipal securities; $927.6 million or 23.4% of the total, trust preferred bank and insurance CDOs; $19.5 million or 0.5% of the total, trust preferred REIT CDOs; $70.7 million or 1.8% of the total, auction rate securities; and $44.2 million or 1.1% of the total, other (primarily ABS CDOs). Of the total fair value for Level 3 securities, approximately 15% at fair value utilizes analyses from third party service providers: Red Pine Financial Advisory Services (Houlihan Lokey) and Black Swan Risk Advisors. The remaining Level 3 valuations come from our internal third party model.

The third party analyses provided by the service providers named in the preceding paragraph contain caveats and disclaimers regarding the limitations in the analyses. These include the third party reliance on information provided or made publicly available, the need for the recipient to make decisions on the use of the reports based on the recipient’s own judgments, and an assertion that the valuation does not constitute a “guarantee” of value.

To address these disclaimers and to comply with GAAP, our staff executes the following procedures and controls:

1.	Annual review of the third party models used by the service providers previously named by our Model Control Committee that is part of the Enterprise Risk Management department;
2.	Quarterly review of the key valuation input assumptions with a third party valuation provider;
3.	Quarterly review of the full valuation analysis report;
4.
Quarterly approval by the Securities Valuation and Securitization Oversight Committee of the discount rate assumption prior to use. (See our response to Comment No. 9 for details on the composition and function of this committee);

5.	Quarterly identification of any trade data for securities valued through third party models;
6.	Quarterly discussion with providers regarding asset class trends.

We have not found any exceptions from our execution of these procedures and controls, which allows us to conclude successfully as to the completeness and accuracy of the information received from the third party service providers previously named. Accordingly, we consider the disclaimer to be adequately mitigated and that our ICFR is effective.

6.	Please describe to us the following:
a.	The frequency with which you challenge the pricing of any particular Level 2 security received from the service provider;
b.	The results of such challenges; and
c.	The impact the challenges had on your assessment of the service provider’s internal controls.

Management Response:

a.
Our responses to Comment Nos. 3 and 5 describe our procedures and controls to evaluate the information and documentation provided by IDC. Based on the successful execution of these procedures and controls, we have not found any cause to challenge the pricing related to any particular Level 2 security provided by IDC. We should note that IDC does have a formal challenge process for clients to submit inquiries regarding pricing valuations.

b.	Not applicable; see previous discussion.

c.	Not applicable; see previous discussion.

7.
Please tell us whether the third party pricing service providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess wheather the pricing methodology complies with ASC 820. If so, explain to us how you validate this data or otherwise conform its completeness and accuracy.

Management Response:

For Level 2 securities, IDC provides a list of observable market data that we request, which includes similar securities used for corroborative pricing purposes. As discussed in our response to Comment No. 5, we have listed the various review procedures performed on the valuation information provided by IDC. As also previously discussed, beginning in the fourth quarter of 2011, we are requesting corroborative information for a sample of Level 2 securities.

For Level 3 securities, the third party pricing services disclose key assumptions which drive their Level 3 models. These assumptions are unobservable inputs which we either develop and provide to the third party services, or which we approve. We are, therefore, the owners of these assumptions. We are always seeking to the extent possible to obtain any relevant trade price information that will help us in the development of our assumptions. While we have had limited sales of Level 3 securities, the bids received and sales executed support that our valuations and underlying assumptions have been reasonable and representative of an exit price as required under ASC 820.

Aside from the sales noted above, observable inputs have not to date included prices for the same or similar securities. The trading of securities in these asset classes is limited and the comparability of similar securities is difficult to assess, given their quality and performance differences in collateral. These securities are not reported in the TRACE(R) system (Trade Reporting and Compliance Engine(R)).

We consider the execution of these procedures and controls on the Level 2 and Level 3 information provided, along with our review of applicable documentation and pricing methodology, to be sufficient to conclude successfully as to the completeness and accuracy of this information and that the pricing methodology complies with ASC 820.

8.
We note from your response to comment 23 of our letter dated April 29, 2011, that you compare the valuations of the third party pricing services with your own information on market trends and trading data, if any, during the quarter. Please describe to us in more detail your “own information on market trends and trading data”. In addition, tell us how you ensure that this data is that of market participants and is otherwise appropriate for comparing to that of the third party pricing services. In this regard, you indicated that you do not adjust the prices from the pricing service.

Management Response:

Please see our response to Comment No. 5. For Level 2 securities, we use our own trading activity to compare to the valuation of third party pricing services.

Additionally for Level 3 securities, we receive information on offers and, to a lesser extent, trade prices or implied discount margins of traded prices for securities in the relevant asset classes from several dealers. In addition, we receive and review research materials published by dealers on structured finance securities and sectors. Information from trading desks and research departments is widely distributed and available to market participants.

We are always alert to identify any outlier information that may not be determinative, such as forced trades from CDO liquidations. We discuss any trade information and key valuation assumptions with third party service providers. This is another factor in making our previous statement that we do not adjust prices from the pricing services because we have previously agreed with the third party service on the use, of market  information and market participant assumptions.

9.
We note from your response to comment 23 of our letter dated April 29, 2011, that you perform a variety of review procedures on the output of the third party pricing services and do not accept it at face value. Please describe to us in more detail the variety of review procedures performed on the output.

Management Response:

Please see our response to Comment No. 5 for the review procedures performed in the valuation process for both our Level 2 and Level 3 securities.

In addition, we also have a Securities Valuation and Securitization Oversight Committee (“SOC”), which is separate from our Model Control Committee. The SOC is comprised of senior and executive members of management in our investment, financial and risk management operations. The SOC is chaired by our chief financial officer and reports to the Audit Committee of the Board of Directors. The major function of the SOC is to develop, review, and approve for use the critical assumptions employed for the valuation of Level 3 securities.

10.
Please describe to us any deficiencies in your own internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy and how you assessed the nature and severity of any such deficiencies.

Management Response:

We have not noted any control deficiencies in our internal controls relating to the valuations of Level 2 securities.

11.
We note your disclosure on page 47 of your assets measured at fair value on a nonrecurring basis and that all your impaired loans and other real estate owned are classified as Level 2 fair value measurements. We also note your valuation disclosures for these collateral-dependent impaired loans and other real estate owned. Please tell us how you determined that Level 2 classification was most appropriate for these items given that appraisals and automated valuation service processes tend to be very assumption driven and rely on comparatives, expectations on cash flows, and other factors.

Management Response:

We have determined that Level 2 is the most appropriate fair value classification for collateral-dependent impaired loans and other real estate owned (“OREO”) because our quoted prices are derived principally from and corroborated by observable inputs and market data. These include extensive and regular appraisals/evaluations, comparative analyses, inspections, and other tools to assess collateral or property. Our quoted prices or values are generally not derived from unobservable inputs, pricing models, or significant management judgment, assumptions, or estimation. Based on our research and review, we have found that this is consistent with other peer banks which also measure and disclose collateral-dependent impaired loans and OREO using the Level 2 fair value classification.

Consistent with published guidance, we define the Level 2 fair value classification as quoted prices in less active markets, or observable inputs that can be derived principally from or corroborated by observable market data. As discussed in our September 30, 2011 Form 10-Q, measurement of impairment for collateral-dependent loans and OREO is based on third party appraisals. The fair value presentation for impaired loans is consistent with OREO because those amounts are also based on the fair values of the collateral.

At least annually, a full appraisal/evaluation, completed by a third party independent appraiser, is performed in accordance with our current policy. Additionally, an independent evaluation or certification from an approved evaluator is performed on all properties. These evaluations are compliant with the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (“FIRREA”).

At least semiannually, additional analysis and evaluation is performed on each property based on either (1) a new appraisal, (2) an in-house or external appraisal/evaluation or review including a physical inspection of the property and current photographs, (3) a Broker Price Opinion (“BPO”) including a physical inspection and current photographs, or (4) an analysis through the Property and Portfolio Research (“PPR”) analytical tool and a written review of the data provided by PPR. This PPR data does not estimate a property’s market value, but provides trend analysis that is applied and compared to results of previous point-in-time appraisals/evaluations.

In the very few instances when values from any of the previous methods were not available within the 90 days previous to the balance sheet date, we use automated valuation services primarily for residential properties. These services incorporate the use of automated valuation models (“AVMs”) to estimate real property values based on market, economic, and demographic values. The use of these models constitutes an interim step and a small portion of the overall procedures used to value real property. During the third quarter of 2011, we estimated that AVMs were used at a minimal rate and we have determined that the total of related valuation amounts was not material to separately disclose under Level 3 at September 30, 2011. To the extent such valuations are considered material, we will disclose them under Level 3.

Appropriate changes, as necessary, will be made to our December 31, 2011 Form 10-K disclosure to reflect the previous response.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Consumer Loans, page 80

12.
We note your response to comment nine of our letter dated July 19, 2011 and that you do not regularly track the default status of borrowers’ first mortgage loan(s) for the 55% of your home equity credit line portfolio (“HECL”) that are not in first lien positions. You also state that you do not regularly track statistics on this portfolio including the percentage of borrowers paying only the minimum amount due and the default and delinquency performance for amortizing HECL compared to those still in the draw period. Please respond to the following:

a.
With respect to the loans mentioned above, where lien position data is not readily available or tracked, please disclose in future filings, the make-up of your portfolio including when most of these loans were originated, underwriting standards applicable to those loans, performance history and other qualitative analysis that may shed additional light on risks associated with these loans.

Management Response:

Our home equity credit line (“HECL”) portfolio as of September 30, 2011 was $2.2 billion, or 5.9% of our total loan portfolio of $36.9 billion. Approximately $1.2 billion (3.2% of our total loan portfolio and 55% of our HECL portfolio) are junior lien HECLs. Due to the size and risk of the HECL portfolio, we have not considered it necessary to add more specific disclosures at the subclass level for HECL loans.

Most of our junior lien HECLs by balance or commitment were originated in 2007 or later. The following presents by year of origination the total outstanding balance and commitments of our junior lien HECLs as of September 30, 2011:
	Year of origination
(In millions)	2001 and
	prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total

Outstanding balance	$34	$31	$42	$76	$123	$198	$238	$191	$87	$85	$81	$1,186	1
Commitments	106	76	106	169	227	330	342	292	158	153	154	2,113

1	Outstanding balance amounts for 2009-2011 include FDIC-supported loans of $20.1 million.

Underwriting standards for HECLs generally include a maximum 80% combined LTV (our loan plus prior liens) with high FICO scores at origination. Due to competitive reasons, we have not disclosed any more information about our specific lending policies for HECLs. We have disclosed performance metrics for the HECL portfolio as well as estimated combined LTVs above 100% in the MD&A section of our Form 10-Q, e.g., page 87 of our September 30, 2011 Form 10-Q.

b.
We note you use a roll rate model to calculate the allowance for loan losses for the consumer segment including the HECL portfolio. Please describe in greater detail this model for your HECL portfolio and tell us the total allowance allocated to the portfolio at December 31, 2010, June 30, 2011, and the most recent interim period. In your response address the number of loan pools included in the model and the look-back period.

Management Response:

The roll-rate model used for the consumer loan portfolio is disclosed in Note 5 of the Notes to Consolidated Financial Statements in our Form 10-Q, e.g., page 17 of our September 30, 2011 Form 10-Q. However, we will disclose in future filings that we model 1st lien and junior lien HECLs in separate portfolios. Though we model the quantitative component of the ALLL at the portfolio segment level, we do not specifically allocate the quantitative allowance nor qualitative adjustments at the loan class level.

c.
Tell us and disclose in future filings whether you obtain updated credit bureau data, like refreshed FICO scores, for this portfolio and if so, the frequency that the information is updated. Describe how you consider this information in your allowance for loan losses for your HECLs that are in the second lien position.

Management Response:

Quarterly, we refresh credit bureau data and scores for all consumer loans. We do not explicitly account for scores in our ALLL. Our experience suggests that while credit scores rank-order risk well, they do not measure absolute risk as well, nor forecast losses as well as roll-rates. Due to the size of the junior lien HECL portfolio, the incorporation of score breakouts would introduce unnecessary volatility into the forecast. Additionally, credit scores are already correlated with the performance on our loans. Our experience has found that the roll-rate approach, coupled with qualitative assessments, best approximates losses in the consumer portfolios.

d.	Tell us and revise to disclose the percentage of your HECL portfolio that are in the draw period and the amount that will convert to amortization in the next five years.

Management Response:

More than 99% of our HECLs are still in the draw period. Approximately 53% are scheduled to begin amortizing within the next five years; however, many of those will likely prepay and never actually make payments on the amortizing schedule. As stated in our previous comment response letter, our HECL loan performance is stable and our loss rates have been lower than our peers in the industry.

e.
You state that you performed an ad hoc analysis of prior lien performance on your HECL portfolio and based on the results you do not see a material benefit of regularly tracking this data. Please describe in detail the ad hoc analysis you performed.

Management Response:

Our ad hoc analysis of prior lien performance on a HECL loan includes obtaining loan modification data from a credit bureau and utilizing assumptions in attempting to link a mortgage trade on the credit bureau to our junior lien HECL. The data has been unreliable because many modifications show zero balances and multiple mortgage trades per customer. This has prevented us from reliably linking a 1st lien mortgage to the same property securing our junior lien HECL. Therefore, a small amount of junior lien HECLs appears to have superior liens at other institutions that were modified and could be reliably linked. Additionally, we have modified a very small number of 1st lien mortgages; therefore, we have limited internal data on prior lien modification performance for junior HECLs where we also own the 1st lien that was modified.

As it relates to delinquency analysis, we had the same linking problem for credit bureau data. However, we did perform an ad hoc analysis of the impact of prior lien delinquency on junior lien performance for those instances where we were in both the 1st and junior lien positions on the same property. The results did not indicate any significant incremental value in forecasting losses beyond taking current performance and roll-rates into account. This was largely driven by a small sample size, as only 10% of our junior lien HECL portfolio was behind 1st liens that we also owned. Of the 10%, only a small portion was delinquent at any given time. We only have a few years of loss experience of any significance in our portfolio.

Therefore, we believe our knowledge of recent delinquency and loss experience is more reflective of the risk in our portfolio. We have determined that performing an ongoing analysis using unreliable data on prior lien performance is not an effective methodology.

f.
Tell us for your HECL portfolio whether on an average basis, you have recovered any of the outstanding balance after foreclosure of a senior lien. If recovery has been minimal, please tell us how often your second lien position was reflected as current and performing at notification of a senior lien foreclosure and whether in these situations you typically record an immediate increase in the allowance.

Management Response:

On an average basis, our recovery on junior lien HECLs has been minimal (i.e., it was approximately 7% of gross charge-offs over the last 12 months). As stated in our response to a previous section of this comment, our analysis of prior lien performance when we are the junior lien has not rendered reliable results. Therefore, it is difficult to determine how often our junior lien position was reflected as current and performing when we received notification of a 1st lien foreclosure. However, upon notification of a 1st lien foreclosure, we perform the same analysis as we would if our junior lien was in default (i.e., not current and performing) and we charge off the expected loss against the allowance based on an updated evaluation of the property.

Certain information for 1st and junior liens on HECL loans, including nonaccrual, past due and loss data, is presented as follows:

HECL loans (excluding FDIC-supported)
Selected Information
	Three Months Ended
	September 30, 2011			December 31, 2010
(Amounts in thousands)	1st liens	Junior liens	Total HECL loans	1st liens	Junior liens	Total HECL loans

HECL loans outstanding, at period end	$991,125	$1,166,501	$2,157,626	$931,802	$1,209,938	$2,141,740

Nonaccrual HECL loans, at period end	3,773	11,016	14,789	4,591	9,456	14,047

Ratio of nonaccrual HECL loans to
HECL loans outstanding	0.4%	0.9%	0.7%	0.5%	0.8%	0.7%

Past due HECL loans, at period end	3,963	11,113	15,076	4,739	10,496	15,235

Ratio of past due HECL loans to
HECL loans outstanding	0.4%	1.0%	0.7%	0.5%	0.9%	0.7%

Gross HECL loan charge-offs			(5,006)			(8,661)
Recoveries			536			198
Net HECL loan charge-offs			(4,470)			(8,463)

Ratio of net HECL loan charge-offs to
HECL loans outstanding			0.2%			0.4%

Ratio of ALLL to current HECL loans			53.6%			67.7%

Ratio of ALLL to past due HECL loans			7620.7%			9454.2%

Loss information is incorporated on an ongoing basis in our roll-rate model. We regularly back test our roll-rate model and consider it to accurately reflect the incurred losses in this portfolio. Therefore, we consider our ALLL to be adequate to absorb losses when our junior lien position was classified as current. We have not typically experienced situations where an immediate increase in the ALLL was required as a result of notification of a 1st lien foreclosure.

g.
We note that 17% of the outstanding HECL balance had estimated loan-to-value ratios above 100%. Please tell us and revise to disclose whether the loan-to-value ratio was calculated on a current valuation of the underlying collateral. In an effort to increase the transparency of this disclosure, please also provide a breakdown of the percentage of these that have CLTVs between 90-100%, the percentage between 80-89%, and those with percentages below 80%.

Management Response:

Estimated LTV ratios are based on projecting values forward from the most recent valuation of the underlying collateral using home price indices at the metropolitan area level. Generally, a valuation of collateral is only performed at origination.

The additional breakouts for the combined LTV as of September 30, 2011 were as follows:

Percentage of
CLTV	HECL portfolio

>100%	19%
90-100%	11%
80-89%	16%
<80%	55%
100%

Appropriate changes will be made to our December 31, 2011 Form 10-K disclosure to reflect the previous response.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Alexander J. Hume
Alexander J. Hume
Senior Vice President and Corporate Controller